Exhibit 99.1

Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

ID Biomedical Corporation (“ID Biomedical”)
1630 Waterfront Center
200 Burrard Street
Vancouver, BC V6C 3L6

	Telephone:	(604) 431-9314
	Fax:	(604) 431-9378

Item 2	Date of Material Change

September 7, 2005

Item 3	News Release

On September 7, 2005, ID Biomedical issued a press release relating to the material change described below. The press release, a copy of which is attached to this report, was distributed by Canada Newswire.

Item 4	Summary of Material Change

ID Biomedical has entered into a combination agreement with GlaxoSmithKline plc and GlaxoSmithKline Inc. (collectively “GSK”). The proposed transaction will result in ID Biomedical becoming a wholly-owned subsidiary of GSK pursuant to a statutory plan of arrangement.

ID Biomedical also entered into a credit agreement with GSK pursuant to which ID Biomedical may borrow up to a total of US $120 million and GSK may make available at GSK’s option an additional facility of up to US $80 million.

Item 5	Full Description of Material Change

ID Biomedical (TSX: IDB; NASDAQ: IDBE) has entered into an agreement (the “Combination Agreement”) with GSK (NYSE: GSK) to combine the two companies. A copy of the Combination Agreement is attached to this report. The proposed transaction will result in ID Biomedical becoming a wholly-owned subsidiary of GSK pursuant to a statutory plan of arrangement (the “Arrangement”). The Arrangement will be subject to obtaining necessary approvals, including the approval by ID Biomedical’s securityholders at a meeting (the “Meeting”) expected to be held in November 2005. It is the parties’ intention to give effect to the Arrangement after the Meeting, provided all necessary securityholder, court, regulatory and other approvals have been obtained and all other applicable conditions have been satisfied. However, no assurance can be given that all conditions to the closing under the Combination Agreement will be met or that the Arrangement will become effective.

The terms of the Arrangement provide that holders of ID Biomedical common shares will receive, for each share held, C$35.00, representing a premium of 13 percent over the closing price of the shares on September 6, 2005 and a premium of 30 percent over the 20 day average share price.

In addition, holders of common share purchase warrants issued by ID Biomedical in 2003 will receive C$5.33 for each such warrant held, holders of common share purchase warrants issued by ID Biomedical in 2004 will receive C$18.99 for each such warrant held and holders of common share purchase warrants issued by ID Biomedical in 2005 will receive C$14.93 for each such warrant held. Holders of restricted share units to acquire common shares of ID Biomedical will receive C$35.00 for each such unit held. Optionholders of ID Biomedical will receive an amount equal to the difference between C$35.00 and the applicable exercise price for each option held.

The Combination Agreement provides that if it is terminated under certain circumstances, ID Biomedical must pay GSK a termination fee of C$50 million.

ID Biomedical shareholders will be asked to approve an ordinary resolution amending certain provisions of ID Biomedical’s existing shareholder rights plan. ID Biomedical’s Board of Directors has also extended the separation time under the rights plan.

ID Biomedical and GSK have also entered into a credit agreement (the “Credit Agreement”). A copy of the Credit Agreement is attached to this report.

Pursuant to the Credit Agreement ID Biomedical may borrow up to US $100 million and, from February 7, 2006, an additional amount of up to US $20 million. GSK may, at its option, also make available an additional facility of up to US $80 million to ID Biomedical from March 7, 2006. In the event that GSK does not make such optional facility available to ID Biomedical at ID Biomedical’s request by February 20, 2006, ID Biomedical may terminate the Combination Agreement. ID Biomedical must repay all such loans no later than 90 days after the termination of the Combination Agreement, provided that in the event of certain fundamental changes GSK may require earlier repayment.

The proceeds of the loans under the Credit Agreement will be used by ID Biomedical to repay term debt owing to Second City Capital Partners I Limited Partnership and to finance its cash requirements to the anticipated closing date of the Arrangement.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

The following executive officer of ID Biomedical is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

	Name:	Todd R. Patrick
	Title:	President
	Telephone:	(425) 482-2601

Item 9	Date of Report

September 9, 2005